INDIE GROWERS ASSOCIATION

311 Division Street Carson City, NV 89703

October 9, 2015

Pamela Howell

Office of Beverages, Apparel, and Mining

US Securities and Exchange Commission

Washington, DC 20549

Dear Ms. Howell:

RE:

Form 10-K for the Fiscal Year Ended March 31, 2015 Filed July 15, 2015

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2015 Filed August 20, 2015

File No. 000-54091

We are in receipt of your comment letter dated October 6, 2015. Please find below our draft disclosures for each of the items raised in your comment letter dated September 15, 2015:

Comment 1: Interactive Data was included on Form 10-Q/A, Amendment No. 1, for the fiscal quarter ended June 30, 2015 filed on October 6, 2015. We will include Interactive Date on Form 10-K/A for the year ended March 31, 2105 within 7 days of your approval of our amended disclosures provided below.

Comment 2 & 3: Please find below our amendment to ITEM 1 - BUSINESS and ITEM 2 – PROPERTIES to address the issues raised in Comment 2. The issues raised in Comment 3 have been addressed in subparagraph (ix) of ITEM 1 - BUSINESS.

ITEM 1 - BUSINESS

(i)

Principal products or services and their markets;

Indie Growers Association ("Indie Growers" or the "Company") was organized under the laws of the State of Nevada on March 24, 2006. The company was originally organized for the purpose of acquiring and developing mineral claims (SIC Code: 1000). However, on April 14, 2014, the Company completed a name change from Viking Minerals Inc. to Indie Growers Association to pursue business opportunities in agriculture, specifically supporting the cannabis industry production. On June 30, 2014, the company acquired River Ridge Sunshine Farms LLC, a Washington State corporation, which holds a lease on 40 acres of agricultural land in Benton County, Washington. The company intends to develop the land for the purpose of subleasing the land and agricultural buildings to licensed cannabis producers (SIC Code: 5319) in Washington State.

(ii)

Distribution methods of the products or services;

Not applicable

(iii)

Status of any publicly announced new product or service;

Not applicable

(iv)

Competitive business conditions and the smaller reporting company's competitive position in the industry and methods of competition;

Currently we are engaged in the business of leasing land and buildings to licensed cannabis producers in the state of Washington who don’t have the financial resources to purchase land and build their own greenhouses. There are other public and private companies which compete with us in this area. However, we believe that our principal competitive advantage is our location in Benton County, one of the most fertile regions in the state.

The recent growth in the industry, particularly in Washington, has attracted many businesses trying to enter the market. Some of our competitors have greater capital resources and facilities which may enable them to compete more effectively in this market by offering more attractive terms. Due to this competition, there is no assurance that we will not encounter difficulties in generating revenues. If we are unable to successfully compete with existing companies and new entrants to the market, this will have a negative impact on our business and financial condition.

(v)

Sources and availability of raw materials and the names of principal suppliers;

Not applicable

(vi)

Dependence on one or a few major customers;

Currently we have only one tenant leasing from us. Our revenue is generated solely from the rent paid by this client so we are dependent on the success of our tenant in order to generate revenue. The tenant has planted his first crop with the harvest planned in mid to late October followed by a period of trimming, drying, packaging, and State mandated testing before the product can be sold. If there is an early frost, the product could be damaged. The product could suffer mold or mildew while drying or while in storage, or the product could fail the State mandated tests for any number of reasons. Any of these situations would render the product unsellable. Until the product is sold by our tenant, our tenant is unlikely to have sufficient financial resources to meet the obligations of their lease.

(vii)

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration;

Not applicable

(viii)

Need for any government approval of principal products or services.

Not applicable

(ix)

Effect of existing or probable governmental regulations on the business;

Under federal law, it is illegal to possess, use, buy, sell, or cultivate marijuana, since the Controlled Substances Act of 1970 classifies marijuana as a Schedule I drug, claiming it has a high potential for abuse and has no acceptable medical use. This means that Congress has determined that marijuana is a dangerous drug and that the illegal distribution and sale of marijuana is a serious crime.

In November 2012, voters in Washington approved the legalization of non-medical use of cannabis, however under the Supremacy Clause of the United States Constitution, federal law pre-empts conflicting state laws. Therefore, the company is operating in an industry that walks the line between what is legal in the state and illegal federally.

The majority of the states across the US have created exemptions for medical cannabis use, as well as decriminalized non-medical cannabis use and the rest of the states are expected to follow. However, multiple efforts to remove cannabis from under the federal Controlled Substances Act have so far been unsuccessful. This means there exists a clear conflict between Federal and state law which has yet to be resolved.

Although Washington has enacted voter initiated measures to allow for the personal use of small amounts of cannabis by its citizens, the State has been very clear to remind its citizens that cannabis is currently illegal under federal law and classified as a Class I Controlled Substance.

Since the Company only leases land and infrastructure to cannabis producers, we are not directly involved in the production, processing, or distribution of illegal products. However, our operations clearly support such activities so we could be deemed to facilitate the selling or distribution of such products and therefore be in violation of the federal Controlled Substances Act anyway or, at the very least, considered to be aiding or abetting, or being an accessory to, a violation of that Act.

Should the federal government decide to override the state regulations and enforce the Controlled Substance Act, our land and buildings could be seized under civil forfeiture regulations for our involvement, albeit indirectly, in illegal activities. However, even if they did not seize our property, they could seize or destroy our tenant’s crop before they can sell it hampering their ability to meet their lease obligations.

Changes in the laws or enforcement of such laws, especially in light of the upcoming federal election, could have a material adverse effect on our business and financial condition. However, such changes or their impact are impossible to predict.

(x)

Estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers;

Not applicable

(xi)

Costs and effects of compliance with environmental laws (federal, state and local); and

Not applicable

(xii)

Number of total employees and number of full-time employees

On March 31, 2015, the company had three employees: our director, Robert Coleridge, our Chief Operating Officer, Ricardo Esparza, and Mr. Esparza’s daughter, Natasha Esparza.

ITEM 2 - PROPERTIES

On June 30, 2014, the Company acquired River Ridge Sunshine Farms LLC, a Washington state corporation in exchange for 62,000,000 shares. The acquisition was valued at $51,482,198, which is the closing market value of the shares of $0.83 per share on June 30, 2014, plus $22,197, which is the net book value of the assets and liabilities of River Ridge Sunshine Farms on the acquisition date. River Ridge Sunshine Farms LLC holds a 10 year lease on a 40 acre property which will be subleased to licensed cannabis producers. The lease agreement is attached to this Annual report as Exhibit 10-2.

The property is located in Benton County in the south-central portion of the state of Washington (see Figure 1). This region is known primarily for agricultural, in particular as a successful wine region because of its unique microclimates and soil conditions. Yakima Valley, where our property is located, was the first American Viticultural Area established within Washington State, gaining recognition in 1983.

Figure 1: Map of Washington State highlighting Benton County

The 40 acre property is owned substantially by our Chief Operations Officer, Ricardo Esparza, who has leased it to our subsidiary for a nominal monthly fee. Our subsidiary has subleased one 3.86 acre parcel at 22604 Hosko Road in the city of Prosser to Fourdub LLC, a licensed Tier 3 Producer (see Figure 2).

Figure 2: Leased Land Parcels (Subleased parcel highlighted)

We have added improvements to the subleased parcel including perimeter fencing, security cameras, septic system, water supply, two small greenhouses, and an administration/warehouse building. The large open space within the fenced area is used for planting crops outdoors (see Figures 3, 4 & 5). We intend to build approximately 27,000 square feet of greenhouses on the existing subleased parcel so that our tenant can grow crops year round. This enables us to charge a much higher lease rate as further explained in the sublease agreement attached to this Annual Report as Exhibit 10-3.

Inland Empire Hwy
nd Empire Hwy
N Hosko Rd
N Hosko Rd

Figure 3: 40 Acre Property in Prosser, Washington

Figure 4: View of Subleased Parcel from the Northwest (Photo taken July 2015)

N Hosko Rd
N Hosko Rd
N Hosko Rd

Figure 5: Aerial view of subleased parcel showing greenhouses, warehouse, and perimeter fence

Comment 4: We have amended the Liquidity and Capital Resources section of ITEM 7 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS as follows:

Other than the financing provided by our Chief Operating Officer, all funds raised to date have come from only one investor, Lexington Ridge Holdings Inc. (“Lexington”). At March 31, 2015, the balance owing to Lexington is $443,754. These funds were used for the construction of improvements on the subleased property and general operating expenses. The convertible notes accrue interest at a rate of 5% per annum and can be converted at the option of the debt holder at any time into common shares of the Company at a rate of $0.001 per share. This means with a current convertible debt of $443,754, Lexington could potentially convert this debt into 443,754,000 common shares of the company. As of March 31, 2015, Lexington had not converted any debt into shares. However, during the 12 months ended March 31, 2105, Lexington had assigned $64,500 of the debt to others who elected to convert their debt into 64,500,000 common shares of the Company. Attached to this Annual Report as Exhibit 10-4 is a copy of the convertible debt agreement between Lexington and the Company.

Comment 5: We have amended Management’s Report on Internal Control Over Financial Reporting section of ITEM 10 - CONTROL AND PROCEDURES as follows:

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f). The Company’s internal control over financial reporting is a process affected by the Company’s management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

In designing and evaluating our internal controls and procedures, our management recognized that internal controls and procedures, no matter how well conceived and operated, can provide only a reasonable, not absolute, assurance that the objectives of the internal controls and procedures are met.

The Company’s management assessed the effectiveness of its internal control over financial reporting as of March 31, 2015. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission’s 2013 Internal Control—Integrated Framework. Based on its assessment, management identified deficiencies in both the design and operating effectiveness of the Company’s internal control over financial reporting, which when aggregated, represent a material weakness in internal control. The most significant of these are: (1) lack of segregation of duties; (2) lack of accounting expertise; and (3) lack of timely closing of books; (4) inability to get accounting information and schedules to our auditors in a timely manner. As a result of these weaknesses, the Company had to restate its audited financial statements for the year ending March 31, 2015 to reflect an additional $9,300,000 in impairment losses. Furthermore, the company restated its quarterly report ended June 30, 2014 to correct a number of reporting errors including proper accounting for the acquisition of our subsidiary. The company is now in the process of re-assessing its quarterly reports for the periods ended September 30, 2014 and December 31, 2014 to determine what restatements may be required for those periods.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified above result from insufficient qualified personnel in our finance department. This results in an inability to provide effective oversight and review of financial transactions with regard to accumulating and compiling financial data in the preparation of financial statements. The lack of sufficient personnel also results in a lack of segregation of duties and the accounting technical expertise necessary for an effective system of internal control. As soon as our finances allow, we plan on hiring additional finance staff and, where necessary, utilizing competent outside consultants to provide a layer of review and technical expertise that is currently lacking in our internal controls over financial reporting.

As a result of these material weaknesses, management concluded that the Company did not maintain effective control over financial reporting as of March 31, 2015.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to an exemption for smaller reporting companies under Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Comment 6: We have amended ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS to the following:

ITEM 12 -

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

(a)

Security Ownership of Certain Beneficial Owners

The following table shows the beneficial ownership of our common stock as of March 31, 2015 by each person whom we know beneficially owns more than 5% of the outstanding shares. Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. This rule deems a person to be a beneficial owner if that person has the right to acquire beneficial ownership within 60 days through, among other means, conversion of a security. At March 31, 2015, we know of no shareholders, other than management, who have been issued more than 5% of our outstanding shares. However, at March 31, 2015, we owed Lexington Ridge Holdings Inc. (“Lexington”) $443,754 which, at the option of the Lexington, can be converted into common shares of the Company at a rate of $0.001 per share. This means that Lexington could at any time convert this debt into 443,754,000 common shares of the company as reflected in the following table:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percentage of Class[2]
Common Shares	Lexington Ridge Holdings Inc. 1675 128 Street, Surrey, BC CANADA	443,754,000	75.9%

Note 1: Although deemed to have beneficial ownership for reporting purposes, Lexington only has the right to acquire these shares upon conversion of the debt. Until such time as Lexington converts this debt into shares and the shares are issued, Lexington has no voting control over the securities.

Note 2: Rule 13d-3 deems any securities subject to conversion privileges to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person. Therefore, the percentage of class outstanding is based on the shares subject to conversion plus the 140,881,967 shares of common stock outstanding as of March 31, 2015.

(b)

Security Ownership of Management

The following table shows securities beneficially owned by our executive offers, directors, or any person who held either office in the last complete fiscal year as well as all such listed officers and directors as a group:

Title of Class	Name Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percentage of Class[2]
Common Shares	Robert Coleridge, President & Director c/o Coleridge Enterprises LLC 1685 H Street, Blaine, WA 98230	11,000,000	7.8%
Common Shares	Ricardo Esparza, Chief Operating Officer c/o River Ridge Sunshine Farms LLC P.O. Box 1288, Prosser, WA 99350	62,000,000	44.0%
Common Shares	Arnie Dewitt III, Former Director 3800 E University Ave. Des Moine, IA 50317	2,222,223	1.6%
Common Shares	All Officers and Directors as a group	75,222,223	53.4%

Note 1: The listed persons have sole voting power of the listed securities. However, the securities are subject to a lock-up agreement until July 2, 2016 at which time the listed persons will have sole investment power over the securities.

Note 2: The percentage of class beneficially owned is based on 140,881,967 shares of common stock outstanding as of March 31, 2015.

(c)

Changes in Control

We know of no arrangements which may at a subsequent date result in a change in control of the Company.

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Coleridge

__________________________

Robert Coleridge, President